Exhibit 12

                ENRON CORP. AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO
                        FIXED CHARGES
                       (In Thousands)
                         (Unaudited)


                                       Nine Months
                                          Ended                   Year Ended December 31,
                                         9/30/94     1993       1992       1991       1990       1989

Earnings available for fixed charges
 Net income                             $344,659   $332,522   $328,800   $232,146   $202,180   $226,109
 Less:
   Undistributed earnings and losses
    of less than 50% owned affiliates     (6,036)   (20,232)   (32,526)    (8,890)   (15,468)     5,809
   Capitalized interest of
    nonregulated companies                (6,847)   (25,434)   (66,401)   (36,537)    (8,145)    (5,107)
 Add:
   Fixed charges (1)                     356,781    471,278    452,014    454,607    425,177    428,579
   Minority interest                      21,088     27,605     17,632      7,210      7,129        335
   Income tax expense                    139,640    148,104     88,630    105,859     62,739     71,850
     Total                              $849,285   $933,843   $788,149   $754,395   $673,612   $727,575

Fixed Charges
 Interest expense (1)                   $325,500   $436,211   $430,406   $425,945   $400,548   $405,013
 Rental expense representative of
  interest factor                         31,281     35,067     21,608     28,662     24,629     23,566
     Total                              $356,781   $471,278   $452,014   $454,607   $425,177   $428,579

Ratio of earnings to fixed charges          2.38       1.98       1.74       1.66       1.58       1.70

(1) Amounts exclude costs incurred on sales of accounts receivables.
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